Exhibit 99.81

NEWS RELEASE	TSX: GVX
For Immediate Release	OTCBB: GVGDF

Grandview Gold Inc. Issues Update to Shareholders

June 28, 2011 - Toronto, Ontario - Grandview Gold Inc. (TSX Symbol: GVX, OTC-BB Symbol: GVGDF) (“Grandview” or the “Company”) announces that the Company’s Board of Directors has conducted a biannual strategic review of the Company's early and mid-stage exploration projects and issues the following update to shareholders:

Ontario

In Ontario, the Company holds three key properties in the Red Lake Gold District, namely Dixie Lake, Sanshaw-Bonanza and Loisan. Grandview currently holds a 67% interesting the Dixie lake property that consists of 48 claims covering approximately 1,664 hectares. The Sanshaw-Bonanza property consists of 14 unpatented claims and two additional patented mining claims. Grandview holds a 100% interest in the Sanshaw-Bonanza property subject to a 0.375% net smelter royalty. The Company holds a 100% interest in the Loisan property, consisting of eight patented mining claims covering approximately 60 hectares.

Grandview is currently undertaking a 2,240 meter drill program at its Dixie Lake property to bring historical estimates by Teck Exploration (1989-1990) of 417,000 short tons at 0.126 ounces per ton, and later estimated by Teck to indicate a possible tonnage of 1.1 million short tons at 0.1 ounces per ton into compliance with National Instrument 43-101 standards. The drill program, now underway, is expected to be completed mid to late July at a budgeted cost of approximately $500,000. Dixie Lake is a highly prospective property for Grandview due to its location in the Red Lake area, the historic work that has been done in and around the 88-4 Zone since 1945, and significant results of work undertaken by Grandview elsewhere on the property from 2005 through 2009 - including NS Zone assays of 22.90 g/T Au over 2.86 m and 18.29 g/T over 2.20 m, with considerable visible gold in core. Recent modelling and target maps indicate that, mineralization continues at depth and is open along strike in at least one direction on the Property. The historical estimates included in this paragraph should not be relied upon. A qualified person has not done sufficient work to classify the historical estimates as current mineral resources or reserves and the Company is not treating the historical estimates as current mineral resources or reserves.

With respect to our Red Lake holdings the Board of Directors is of the view that overall developments in the Red Lake District are favourable to the gold mining sector and that continued development of our Red Lake properties should remain a Company priority.

Peru

Over two years ago we entered into agreements to acquire the right to explore and develop the Giulianita gold property located in Northern Peru within the community boundaries of San Sebastian. While we are attracted to the potential of the property and district for their early production and cash flow potential, a significant deterrent has been the lack of documented community approval granting surface access rights. Without such approval we cannot proceed. Management has been repeatedly assured by all levels of community stakeholders and representatives that, such approval was forthcoming and that our project had the support of the community. Yet, the required documentation has not been forthcoming. During the last two years we have had qualified personnel on the property doing such work as our existing mineral title permitted, and ready to proceed immediately once formal development approvals were secured. In good faith and spirit of cooperation, the Company set up a variety of community programs and maintained those programs for the duration.

Grandview’s development window started closing in Peru when, after advising the community leadership that our deadline was May 31, 2011, there remained no documented movement in the community. In the three weeks following, we discontinued all operations and cancelled all community spending. We will fully protect the Company’s interest in mineral titles in Peru, but we will remain in full shutdown mode until favourable community action is taken. As a Company, we remain committed to honour our proposal to the Giulianita community, should we receive the surface access rights title documents we seek.

Finance

Grandview's free cash position at June 15th, 2011, is approximately $1,154,000.

New Opportunities

It is the intention of the Board of Directors to seek out and evaluate new opportunities in gold exploration focusing in particular on Canadian projects.

About Grandview Gold Inc.

Grandview is a gold exploration company focused on creating value for shareholders by balancing sustainable small-scale mine development and gold production, with traditional major gold camp exploration. Details of Grandview’s projects are available on the Company’s website.

For further information, please contact Paul Sarjeant at 416.486.3444 or visit www.grandviewgold.com.

This document may contain forward looking statements, relating to the Company's operations or the environment in which it operates, which are based on Grandview Gold Inc's operations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, and/or beyond Grandview Gold Inc's control. A number of important factors could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. Consequently, readers should not place undue reliance on such forward-looking statements. Grandview Gold Inc. disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.